UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dala Petroleum Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23426Y 103

(CUSIP Number)

Leonard W. Burningham, Esq.

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

(801)-363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS D. Sean McEwen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,600,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,500,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 94.1% (2)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    See Items 1 through 7 below, specifically Item 7, Exhibit 1, which is a Shareholder Voting Agreement.

(2)   Based on the 27,192,286 shares of Common Stock of the Issuer outstanding as of December 18, 2017, as reported from the Issuer’s Transfer Agent on that date.

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Dala Petroleum Corp., a Delaware corporation (the “Company”), with its principal executive offices at 13601 Preston Road, # E816, Dallas, Texas 75240.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D is filed by D. Sean McEwen.

 (b)  The principal business address of Mr. McEwen is 13601 Preston Road, #E816, Dallas, Texas 75240.

(c)  The principal business of Mr. McEwen is the President and CEO of KonaTel, Inc., a Nevada corporation and a wholly-owned subsidiary of the Company (“KonaTel”) (See Items 3 and 4 below).

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McEwen is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration

Effective December 18, 2017, the Company completed an Agreement and Plan of Merger whereby its newly formed “Merger Subsidiary” merged with and into KonaTel and KonaTel was the surviving corporation and became a wholly-owned subsidiary of the Company.  Mr. McEwen was the sole shareholder of KonaTel and received merger consideration of 13,500,000 shares of the Company’s Common Stock under the merger.  For additional information on this merger, see the Company’s 8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017.  See Item 7.

Item 4.       Purpose of Transaction

See Item 3.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, Mr. McEwen is the beneficial owner of 25,600,000 shares of Common Stock, representing approximately 94.1% of the shares of outstanding Common Stock of the Company (based on the 27,192,286 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported from the Company’s Transfer Agent on that date.

(b)  Mr. McEwen has the sole power to vote 25,600,000 shares of Common Stock of the Company for a period of two (2) years from December 18, 2017, and the sole power to dispose of 13,500,000 shares of Common Stock of the Company beneficially owned by the Reporting Person.

(c)  Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days.  Mr. McEwen has received 1,500,000 option grants under Incentive Stock Option Agreements from 5,000,000 shares reserved as incentives for directors, officers and employees under the KonaTel merger, effective December 18, 2017.  These options vest on the following dates and are exercisable in the following tranches, as vested, and do not expire for a period of five years from vesting: 187,250 shares exercisable March 18, 2018, June 18, 2018, September 18, 2018, December 18, 2018, March 18, 2019, June 18, 2019, September 18, 2019 and December 18, 2019.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly by the Reporting Person.  The parties to the Shareholder Voting Agreement that is Exhibit 1 hereto have retained the rights to ownership and dividends on all shares to which each has granted the Reporting Person a two (2) year irrevocable proxy.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

We executed a Shareholder Voting Agreement between the Company, Mr. Savage, Mr. Atkinson, M2 and D. Sean McEwen, the Company’s current Chairman, President, CEO and a director, whereby Mr. McEwen was granted an irrevocable proxy coupled with an interest from each of the foregoing, together with the following rights, including a right of veto, for a period of two (2) years, on the following matters: (i) an increase in the compensation of any employee of the Company by more than $20,000 in any one calendar year and for these purposes, the term compensation includes any form of remuneration or monetary benefit; (ii) the issuance of stock, the creation of a new class of stock, the grant of options or warrants, modification of any shareholder, option holder or warrant holder’s rights, grants, conversion rights or the taking of any other action that directly or indirectly dilutes the outstanding securities of the Company, excepting a current private placement of common stock of the Company for an equity funding of $1,300,000 through the offer and sale of 6,500,000 shares of the Company’s common stock solely to “accredited investors”; (iii) the issuance of debt in excess of $100,000 in the aggregate in any one calendar year; (iv) the approval of a plan of merger, reorganization or conversion; (v) the sale, transfer or other conveyance of assets of the Company having an aggregate value in excess of $100,000 in any one calendar year, other than in the ordinary course of the business; (vi) the entry into a contract or other transaction having a total aggregate contractual liability for the Company in excess of $100,000 in any one calendar year; (vii) any change in the Bylaws of the Company modifying these requirements (all of which are included in our Amended and Restated Bylaws; and (viii) that Mr. McEwen be named as a “nominee” to the Board of Directors of the Company at any special or annual meeting of the Company’s shareholders to elect members to the Board of Directors and to vote all proxies provided to management in connection with any such meeting for Mr. McEwen as one of the “nominees” to our Board of Directors, so long as Mr. McEwen owns 5% or more of the outstanding shares of our Common Stock, among other provisions. The Shareholder Voting Agreement also provides, however, that if Mr. McEwen has been removed as a director for cause by our shareholders and such removal has been confirmed by a Delaware court of competent jurisdiction under Delaware Law, this “nominee” provision shall not be enforceable by Mr. McEwen and shall be void.  See Item 7, Exhibit 1, Shareholder Voting Agreement.  This summary is modified in its entirety by this reference.

Other than as described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1.   Shareholder Voting Agreement

Incorporated herein by reference:

8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2017	D. Sean McEwen
By: /s/D. Sean McEwen
D. Sean McEwen
Chairman, President and CEO